SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Graymark Healthcare, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

389465105
(CUSIP Number)

P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2011
(Date of Event which Requires Filing of this Statement)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 389465105	13D

1.	NAMES OF REPORTING PERSONS P. Mark Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,264,374
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,264,374
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,264,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.26%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Black Oak II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 26-1699176
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,331
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 880,331
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.75%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Black Oak Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443852
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,331
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 880,331
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.75%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Black Oak Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 26-1697262
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,331
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 880,331
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.75%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Irrevocable Trust of Lynn D. Moore dated March 18, 1997 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 43-6739010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,331
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 880,331
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.75%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Black Oak Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443849
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,331
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 880,331
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.75%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS David Story
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC;PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,250
	8.	SHARED VOTING POWER 880,331
	9.	SOLE DISPOSITIVE POWER 2,250
	10.	SHARED DISPOSITIVE POWER 880,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,581
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.77%
14.	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10, 2008, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 6, 2011 and Amendment No. 2 to Schedule 13D filed with the SEC on May 12, 2011 (the “Schedule 13D”).  This statement relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Graymark Healthcare, Inc. (the “Issuer”), the principal executive offices of which are located at 101 N. Robinson, Suite 920, Oklahoma City, Oklahoma 73102.  Amendment No. 3 is being filed to reflect the fact that the warrants held by MTV Investments, Limited Partnership and by Black Oak II, LLC, as previously described in Schedule 13D, are exercisable within 60 days of the date hereof.  It also reflects the reverse stock split of Issuer's Common Stock in a ratio of 1-for-4 and the change in the number of shares of Issuer's Common Stock outstanding.

The following items of Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

                Paragraph (a) and (b) of Item 5 are hereby amended and restated to read in their entirety as follows:

(a)
After taking into account the reverse stock split of the Issuer’s Common Stock in a ratio of 1-for-4 effective as of June 3, 2011, the 131,459 shares purchasable by MTV Investments, Limited Partnership, and the 299,577 shares purchasable by Black Oak II, LLC pursuant to those warrants described in Item 6, exercisable on or after November 4, 2011 at an exercise price of $1.80 per share on a post-split basis,   P. Mark Moore is deemed the beneficial owner of 1,264,374 shares of Common Stock, which represents approximately 8.26% of the outstanding Common Stock.  Each of Black Oak II, LLC, Black Oak Capital, LLC, Black Oak Holdings, LLC, Black Oak Partners, LLC and the R.W.M. Dynasty Trust I is deemed a beneficial owner of 880,331 shares of Common Stock, which represents approximately 5.75% of the outstanding Common Stock. David Story is deemed the beneficial owner of 882,581 shares of Common Stock, which represents approximately 5.77% of the outstanding Common Stock.

(b)
P. Mark Moore possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,264,374 shares of Common Stock, as described herein.  Each of Black Oak II, LLC, Black Oak Capital, LLC, Black Oak Holdings, LLC, Black Oak Partners, LLC and the R.W.M. Dynasty Trust I possess sole power to vote or direct the vote and sole power to dispose or direct the disposition of 880,331 shares of Common Stock.  David Story possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of 2,250 shares of common stock and shared power to vote or direct the vote and shared power to dispose or direct the disposition of 880,331 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2011	/s/ P. Mark Moore
P. Mark Moore

BLACK OAK II, LLC, a South Dakota limited liability company

	By:	Black Oak Partners, LLC, its manager

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

BLACK OAK CAPITAL, LLC, a South Dakota limited liability company

	By:	Black Oak Partners, LLC, its manager

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

BLACK OAK HOLDINGS, LLC, a South Dakota limited liability company

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

BLACK OAK PARTNERS, LLC, a South Dakota limited liability company

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

IRREVOCABLE TRUST OF LYNN D. MOORE DATED MARCH 18, 1997

/s/ P. Mark Moore
	By:	P. Mark Moore, Trustee

/s/ David Story
David Story